March 29, 2021

FILED AS EDGAR CORRESPONDENCE

Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-2 for Delaware Wilshire Private Markets Fund (File Nos. 333-249834 and 811-23561)

Dear Ms. Hahn:

On behalf of our client, Delaware Wilshire Private Markets Fund (the “Fund”), this letter responds to your comments on Pre-Effective Amendment No. 2 to the Fund’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 6 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 (the “Registration Statement”), which you provided via telephone on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statement was filed with the SEC on March 22, 2021 under the 1933 Act and the 1940 Act.

Summaries of your comments and our responses thereto on behalf of the Fund are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Fund’s prospectus (the “Prospectus”) and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statement.

1.	Comment. In footnote 4 to the fee table, please revise the initial term of the expense limitation agreement to be one-year from the date of the Prospectus.

Response. The requested change has been made.

2.	Comment. In footnote 4 to the fee table, please clarify the italicized portion of the following sentence: “This agreement will continue in effect from year to year for successive one-year periods after the Initial Term End Date and may be terminated: (i) by the Board, for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Fund, effective as of the close of business on the Initial Term End Date or the last day of the then-current one-year period.”

Response. The requested change has been made.

3.	Comment. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Jaea Hahn, Esq.

March 29, 2021

Response. The Fund confirms that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

4.	Comment. In Article III, Section 6(h) of the Fund’s Declaration of Trust, please make the following changes: (a) please carve out claims made under the federal securities laws from the following provision: “No Shareholder may maintain a derivative action on behalf of the Trust with respect to such Class unless holders of at least ten percent (10%) of the outstanding Shares join in the bringing of such action”; and (b) please delete the following phrase: “and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action”. In addition, please include a description in the Prospectus of the shareholder derivative action provisions in the Fund’s Declaration of Trust.

Response. The Fund represents that the Fund’s Declaration of Trust will be amended by the Board of Trustees at its next regularly scheduled Board meeting to reflect the requested edits by the Staff. The Fund has included a description in the Prospectus of the shareholder derivative action provisions in the Fund’s Declaration of Trust.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber
Sean Graber